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                          [SIDLEY & AUSTIN LETTERHEAD]


                                  April 9, 2001


VIA FACSIMILE AND EDGAR

Mr. John J. Mahon
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re:  CMS Oil and Gas Company (the "Company")
                       Registration Statement on Form S-1 (Reg. No. 333-50468)

Dear Mr. Mahon:

                  Attached is the request of the Company to withdraw the above-referenced Registration Statement. If you have any questions regarding this filing, please call the undersigned at (312) 853-7324 or Kristen Benson at
(312) 853-7579.

                                                 Very truly yours,


                                                 /s/ Andrew H. Shaw


                                                 Andrew H. Shaw

:cz

Attachment

cc:      William H. Stephens III
         Michael D. Van Hemert
         S. Kinnie Smith
         Kristen Benson


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                     [LETTERHEAD OF CMS OIL AND GAS COMPANY]



April 9, 2001


Securities and Exchange Commission                   VIA FACSIMILE AND EDGAR
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:    Mr. John J. Mahon

Re:      CMS Oil and Gas Company (the "Company")
         Registration Statement on Form S-1 (Reg. No. 333-50468)


Ladies and Gentlemen:

In accordance with Rules 477 and 478 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of CMS Oil and Gas Company, hereby requests the withdrawal of the above-referenced Registration Statement. No securities have been sold in connection with the offering contemplated by the Registration Statement. The Company has determined to withdraw the Registration Statement because of a change in market conditions since its filing.

The Company had not yet filed a Form 8-A Registration Statement under the Securities Exchange Act of 1934, as amended, and therefore no withdrawal request is made with respect to Form 8-A.

Very truly yours,

/s/ William H. Stephens III

William H. Stephens III